November 3, 2006

Chun K. Hong
Chairman of the Board
475 Goddard
Irvine, CA 92618

> **Re: Netlist, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 31, 2006**
> **File No. 333-136735**

Dear Mr. Hong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please register the maximum size of the transaction currently reflected in the prospectus.

Use of Proceeds, page 24

2.   We note the last sentence of the first paragraph and similar disclosure on page 3. Please refer to footnote 12 on page 73. If you will be receiving proceeds through the selling shareholders as repayment of a loan, please discuss your receipt of those proceeds in this section.

Business, page 45

3.   We note your response to prior comment 2; however, given the disclosure in your
        MD&A regarding the differing contribution of your product classes to your
        results, the disclosure requested in the comment appears to be required.
        Therefore, we reissue the comment.

Loans, page 69

4.   Please indicate the number of shares acquired in exchange for the loans.

Selling Stockholders, page 71

5.   Refer to prior comment 33 of our September 12, 2006 comment letter. Please tell
        us when each selling stockholder acquired the shares being offered. Include the
        date and amount of consideration paid. Also describe any related loans.

Exhibits

6.   Please file complete exhibits with all attachments. For example, we note
        references to annexes in exhibit 1.1 that are not included in the filing.

7.   We note your description of exhibits 5.1 and 23.3. Please file a final, signed
        opinion and consent, not merely a "form of" those exhibits.

Exhibit 5.1

8.   Please refer to the last sentence of the third paragraph. It is unclear why it is
        appropriate for Netlist's registration statement to be declared effective if it cannot
        file an unconditional opinion that it is authorized to issue the shares being offered.

9.   Please tell us the purpose of the fourth paragraph. It is unclear whether factors
        other than those mentioned in the paragraph could affect whether the shares were
        fully paid. If so, it is unclear why counsel did not consider those other factors.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-
3605 if you have questions regarding comments on the financial statements and related

 matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): James W. Loss, Esq.